Jacob Dobbins Resume

Dunrite Games, Inc. **2017- Present**
Co-founder and Co-CEO

Self Employed **2014-2017**
Grew organic following, without SEO (over 100k subscribers). Youtuber network with a reach of over 5 million subscribers.